EXHIBIT 4.2

Description of Registrant’s Securities Registered under Section 12 of the Securities Exchange Act of 1934

The following description sets forth certain material terms and provisions of the common stock of ENGlobal Corporation, which is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description also summarizes relevant provisions of the Nevada Revised Statutes (“NRS”). The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the relevant provisions of the NRS, and to our Restated Articles of Incorporation dated January 29, 2021 (collectively, the “Articles of Incorporation”) and our Second Amended and Restated Bylaws dated April 14, 2016 (the “Bylaws”), which are filed as Exhibit 3.1 and Exhibit 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part, and are incorporated by reference herein. We encourage you to read the Articles of Incorporation and the Bylaws, and the relevant provisions of the NRS for additional information. Unless the context requires otherwise, all references to “we,” “us,” “our” and the “Company” in this Exhibit 4.2 refer solely to ENGlobal Corporation and not to its subsidiaries.

Authorized and Outstanding Capital Stock

The Company is authorized to issue 75,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 2,000,000 shares of undesignated preferred stock, par value $0.001 per share (“Preferred Stock”). As of March 23, 2023, there were 39,771,617 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

Common Stock

Voting. Holders of shares of the Common Stock are entitled to one vote for each share held of record on matters properly submitted to a vote of our stockholders. Stockholders are not entitled to vote cumulatively for the election of directors.

Dividends. Subject to the dividend rights of the holders of any outstanding series of Preferred Stock, holders of shares of Common Stock will be entitled to receive ratably such dividends, if any, when, as, and if declared by our Board of Directors out of the Company’s assets or funds legally available for such dividends or distributions.

Liquidation and Distribution. In the event of any liquidation, dissolution, or winding up of the Company’s affairs, holders of the Common Stock would be entitled to share ratably in the Company’s assets that are legally available for distribution to its stockholders. If the Company has any Preferred Stock outstanding at such time, holders of the Preferred Stock may be entitled to distribution preferences, liquidation preferences, or both. In such case, the Company must pay the applicable distributions to the holders of its Preferred Stock before it may pay distributions to the holders of Common Stock.

Conversion, Redemption, and Preemptive Rights. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights.

Sinking Fund Provisions. There are no sinking fund provisions applicable to the Common Stock.

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Anti-Takeover Effects of Nevada Law and the Articles of Incorporation and Bylaws

General. Certain provisions of the Articles of Incorporation and Bylaws, and certain provisions of the NRS could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult. These provisions, which are summarized below, are likely to reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation and the Bylaws and the relevant provisions of the NRS.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance, subject to any limitations imposed by the listing standards of The Nasdaq Capital Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise..

No Action by Written Consent. Our Bylaws provide that no action required or permitted to be taken at a meeting of the stockholders may be taken by written consent.

Advance Notice Requirements. Stockholders wishing to nominate persons for election to our Board of Directors at a meeting or to propose any business to be considered by our stockholders at a meeting must comply with certain advance notice and other requirements set forth in our Bylaws.

Special Meetings. Our Bylaws provide that special meetings of stockholders may only be called by the President or Secretary, by a majority of the Board of Directors, or by the President at the written request of at least fifty percent (50%) of the number of shares of the Company then outstanding and entitled to vote.

Board Vacancies. Our Bylaws provide that any vacancy on our Board of Directors, howsoever resulting, may be filled by a majority vote of the remaining directors.

Removal of Directors. Our Bylaws provide that any directors may be removed either with or without cause at any time by the vote of stockholders representing two-thirds of the voting power of the issued and outstanding capital stock entitled to vote.

Nevada Anti-Takeover Statutes. The NRS contains provisions restricting the ability of a Nevada corporation to engage in business combinations with an interested stockholder. Under the NRS, except under certain circumstances, business combinations with interested stockholders are not permitted for a period of two years following the date such stockholder becomes an interested stockholder. The NRS defines an interested stockholder, generally, as a person who is the beneficial owner, directly or indirectly, of 10% of the outstanding shares of a Nevada corporation. In addition, the NRS generally disallows the exercise of voting rights with respect to “control shares” of an “issuing corporation” held by an “acquiring person,” unless such voting rights are conferred by a majority vote of the disinterested stockholders. “Control shares” are those outstanding voting shares of an issuing corporation which an acquiring person and those persons acting in association with an acquiring person (i) acquire or offer to acquire in an acquisition of a controlling interest and (ii) acquire within ninety days immediately preceding the date when the acquiring person became an acquiring person. An “issuing corporation” is a corporation organized in Nevada which has two hundred or more stockholders, at least one hundred of whom are stockholders of record and residents of Nevada, and which does business in Nevada directly or through an affiliated corporation. The NRS also permits directors to resist a change or potential change in control of the corporation if the directors determine that the change or potential change is opposed to or not in the best interest of the corporation.

Stock Exchange Listing

The Common Stock is traded on the NASDAQ Capital Market under the symbol “ENG.”

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare Investor Services, LLC located at P.O. Box 30170, College Station, TX 77842-3170 and its telephone number is 1-800-662-7232.

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